Exhibit 12.1

MACK-CALI REALTY, L.P.
CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(DOLLAR AMOUNTS IN THOUSANDS)

Mack-Cali Realty, L.P.'s ratios of earnings to fixed charges for the five years ended December 31, 2004 were as follows:

	For the Year Ended December 31,
	2004	2003	2002	2001	2000
EARNINGS:
ADD:
Income from continuing operations before
minority interest and equity in earnings from
unconsolidated joint ventures	129,992	129,662	150,464	159,083	129,346

Fixed charges (see calculation below)	114,218	123,935	127,936	128,981	117,199

Distributed income of unconsolidated
joint ventures	1,411	11,405	14,793	9,004	8,055

SUBTRACT:
Capitalized interest	(3,920)	(7,285)	(19,664)	(16,722)	(11,524)

Minority interest in pre-tax income of
consolidated subsidiaries that have not
incurred fixed charges	--	--	--	--	(5,072)

TOTAL EARNINGS:	$ 241,701	$ 257,717	$ 273,529	$ 280,346	$ 238,004

FIXED CHARGES:
Interest expense (includes amortization of deferred
financing costs)	110,104	116,311	107,823	112,003	105,394

Capitalized interest	3,920	7,285	19,664	16,722	11,524

Interest portion (33 percent) of ground rents on land
leases	194	339	449	256	281

TOTAL FIXED CHARGES:	$ 114,218	$ 123,935	$ 127,936	$ 128,981	$ 117,199

RATIO OF EARNINGS TO FIXED CHARGES:	2.1	2.1	2.1	2.2	2.0